06003067

SEC[illegible] [illegible]MMISSION
Washington, D.C. [illegible]

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41103

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3330 Dundee Road, Suite S-1
(No. and Street)

Northbrook, Illinois 60062
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Cox (847) 498-2690
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COLEMAN JOSEPH BLITSTEIN & STUART, LLC
(Name – *if individual, state last, first, middle name*)

108 Wilmot Road, Suite 330 Deerfield, IL 60015
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John H. Cox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEA, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Lynann Ballard
My Commission DD230781
Expires October 16, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CJB&S

COLEMAN JOSEPH BLITSTEIN & STUART LLC

FEA, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2005

108 Wilmot Road, Suite 330
Deerfield, Illinois 60015-5118
Phone 847.945.2888 Fax 847.945.9512 www.cjbs.com

Secretary of State
Securities Department
900 South Spring Street
Springfield, Illinois 62704

DOCUMENT TRANSMITTAL FORM

Return this Form or a Copy Thereof with every Submission

Audit Date: December 31, 2005 CRD No. 24376

I/A Reg. No. ____________

Name of: [XX] Broker Dealer
[ ] Investment Adviser
[ ] Both (Submit 2 copies)

Address of Principal Place of Business:

3330 Dundee Road
Suite S-1
Northbrook, IL 60062

Name and Telephone Number of Person to Contact Regarding this Form:

John H. Cox
(847) 498-2690

Type of Document Enclosed

[XX] Financial Statement (due 90 days from Audit Date)

[ ] Extention Request

[ ] Variance

[ ] Deficiency Response

[ ] $250 Late Filing Fee (for late financial statement)

[ ] Focus Report

[ ] Other

Attention: ____________

NAME CHANGE OR FISCAL YEAR END CHANGE IN PAST YEAR, if so,

please explain: ____________

If you want receipt of this document acknowledged, it will be necessary for you to enclose a duplicate copy of the form and a pre-addressed stamped envelope.

FEA, INC.

DECEMBER 31, 2005

TABLE OF CONTENTS

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

FORM X-17A-5

3/91

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER	SEC FILE NO.
	8-41103 [14]
FEA, Inc. [13]	FIRM ID. NO.
	24376 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	FOR PERIOD BEGINNING (MM/DD/YY)
3330 Dundee Road, Suite S-1 [20] (No. and Street)	01/01/05 [24]
	AND ENDING (MM/DD/YY)
Northbrook [21] (City) Illinois [22] (State) 60062 [23] (Zip Code)	12/31/05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code)—Telephone No.
John H. Cox [30]	(847) 498-2690 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24th day of Feb 19 2006

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

COLEMAN JOSEPH BLITSTEIN & STUART, LLC [70]

ADDRESS Number and Street	City	State	Zip Code
108 Wilmot Road Suite 330 [71]	Deerfield [72]	Illinois [73]	60015 [74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

CJB&S

COLEMAN JOSEPH BLITSTEIN & STUART LLC

INDEPENDENT AUDITORS' REPORT

Board of Directors
FEA, Inc.
Northbrook, Illinois

We have audited the accompanying statements on pages 4-12 in the Financial and Operational Combined Uniform Single Report Part IIA of FEA, Inc. (an Illinois S corporation) as of December 31, 2005. These statements are the responsibility of the management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements on pages 4-12 are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the information therein of FEA, Inc. as of December 31, 2005 in conformity with generally accepted accounting principles.

Coleman Joseph Blitstein & Stuart LLC

COLEMAN JOSEPH BLITSTEIN & STUART LLC

February 23, 2006

108 Wilmot Road, Suite 330
Deerfield, Illinois 60015-5118
Phone 847.945.2888 Fax 847.945.9512 www.cjbs.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FEA, Inc. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/05 [99]
SEC FILE NO. 24376 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ [200]		$ 6,489 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	[735]	780 [930]
12. TOTAL ASSETS	$ [540]	$ [740]	$ 7,269 [940]

OMIT PENNIES

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FEA, Inc. as of 12/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255]	▼13 $ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	[1560]
B. Other		▼10 [1115]	[1305]	[1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value			[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other		[1205]	[1385]	[1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211]	▼12 [1390]	▼14 [1700]
19. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	▼9 $ [970]			
2. Includes equity subordination (15c3-1 (d)) of	$ [980]			
B. Securities borrowings, at market value: from outsiders	$ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:			[1420]	[1730]
1. from outsiders	$ [1000]			
2. Includes equity subordination (15c3-1 (d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ [1230]	$ [1450]	$ [1760]

Ownership Equity

		Total
21. Sole proprietorship		▼15 $ [1770]
22. Partnership (limited partners	▼11 $ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		5,000 [1792]
C. Additional paid-in capital		31,200 [1793]
D. Retained earnings		(29,231) [1794]
E. Total		7,269 [1795]
F. Less capital stock in treasury		▼16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 7,269 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 7,269 [1810]

OMIT PENNIES

1/76

BASIC FILERS ONLY

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FEA, Inc. as of 12/31/05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 7,269	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			7,269	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 7,269	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 7,269	3750

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FEA, Inc. as of 12/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ -0-	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 2,269	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	22 $ 7,269	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ -0-	3790
17.	Add:				
	A. Drafts for immediate credit	21 $	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$ -0-	3830
19.	Total aggregate indebtedness			$ -0-	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% -0-	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% -0-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ -0-	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $ 5,000	3880
24.	Net capital requirement (greater of line 22 or 23)	$ 5,000	3760
25.	Excess net capital (line 10 less 24)	$ 2,269	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$ -0-	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of *aggregate indebtedness or 2% of aggregate debits if alternative method is used.*

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FEA, Inc.

For the period (MMDDYY) from 01/01/05 [3932] to 12/31/05 [3933]

Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
	b. Commissions on listed option transactions	33,000	3938
	c. All other securities commissions	33,000	3939
	d. Total securities commissions		3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts		3952
4.	Profit (loss) from underwriting and selling groups		3955
5.	Revenue from sale of investment company shares		3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services		3975
8.	Other revenue	92	3995
9.	Total revenue	$ 33,092	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		$	4120
11.	Other employee compensation and benefits			4115
12.	Commissions paid to other broker-dealers			4140
13.	Interest expense			4075
	a. Includes interest on accounts subject to subordination agreements	4070		
14.	Regulatory fees and expenses		2,108	4195
15.	Other expenses		874	4100
16.	Total expenses		$ 2,982	4200

NET INCOME

17.	Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 30,110	4210
18.	Provision for Federal income taxes (for parent only)			4220
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
	a. After Federal income taxes of	4238		
20.	Extraordinary gains (losses)			4224
	a. After Federal income taxes of	4239		
21.	Cumulative effect of changes in accounting principles			4225
22.	Net income (loss) after Federal income taxes and extraordinary items		$ 30,110	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FEA, Inc.

For the period (MMDDYY) from 01/01/05 to 12/31/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 6,159	4240
A. Net income (loss)			30,110	4250
B. Additions (Includes non-conforming capital of	$ 3,000	4262)		4260
C. Deductions (Includes non-conforming capital of	$ 32,000	4272)	(29,000)	4270
2. Balance, end of period (From item 1800)			$ 7,269	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ -0-	4300
A. Increases	-0-	4310
B. Decreases	-0-	4320
4. Balance, end of period (From item 3520)	$ -0-	4330

OMIT PENNIES

3/78

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FEA, Inc.	as of 12/31/05

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		-0-	4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		-0-	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335	-0-	4570
D. (k) (3)—Exempted by order of the Commission		-0-	4580

FEA, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	30,110
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional Paid in Capital		3,000
Distributions	(	32,000)
NET CASH USED BY FINANCING ACTIVITIES	(	29,000)
NET INCREASE IN CASH		1,110
CASH IN BANK, beginning of year		6,159
CASH IN BANK, end of year	$	7,269

See independent auditors' report.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS
The corporation is a registered securities dealer, and as such, engages in securities transactions.

INCOME RECOGNITION
Transactions are recorded as they are completed.

NOTE 2 - NET CAPITAL REQUIREMENTS

The corporation is subject to the net capital requirements of the NASD, and as such, is required to maintain a net capital of $5,000. Net capital of the corporation at December 31, 2005 was $6,489. The minimum capital requirements may effectively restrict the withdrawal of corporate equity.

CJB&S

COLEMAN JOSEPH BLITSTEIN & STUART LLC

AUDITORS' COMMENTS ON INTERNAL CONTROL

Board of Directors
FEA, Inc.
Northbrook, Illinois

We have audited the statements on pages 4-12 in the Financial and Operational Combined Uniform Single Report Part IIA of FEA, Inc. as of December 31, 2005 and have issued our report thereon dated February 23, 2006.

As part of our audit, we made a study evaluation of the internal control structure to the extent we considered necessary to evaluate the structure as required by generally accepted auditing standards. Under these standards, the purpose of such evaluations are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedure necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing the audit of the financial statements.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion.

Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

See independent auditors' report.

108 Wilmot Road, Suite 330
Deerfield, Illinois 60015-5118
Phone 847.945.2888 Fax 847.945.9512 www.cjbs.com

Board of Directors
FEA, Inc.

Our audit of the financial statements made in accordance with generally accepted auditing standards, including the study and evaluation of the corporation's internal control structure that was made for the purpose set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. During my review of the control structure I did not become aware of any material weaknesses.

The foregoing conditions were considered in determining the nature, timing and extent of audit tests to be applied in my audit of the financial statements, and this report of such conditions does not modify my report dated February 23, 2006 on such financial statements.

Coleman Joseph Blitstein & Stuart LLC

COLEMAN JOSEPH BLITSTEIN & STUART LLC

February 23, 2006

See independent auditors' report.

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: FEA, Inc.

Address: 3330 Dundee Road - Suite S-1
Northbrook, Illinois 60062-2327

Telephone: 847.498.2690

SEC Registration Number: 8-41103

NASD Registration Number: 24376

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH, D.C. 152 SECTION

(ii) Accounting Firm

Name: Coleman Joseph Blitstein & Stuart, LLC

Address: 108 Wilmot Road - Suite 108
Deerfield, Illinois 60015-5118

Telephone: 847.945.2888

Accountant's State Registration Number: 66003888

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
12	31	2005

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(x) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: ______________________

Name: FEA, Inc. John H. Cox

(By Firm's FINOP or President)

Title: Chief Compliance Officer　　Date: February 28, 2006